02041212

P.E. 6-3-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
JUN 18 2002
WASH, D.C. 154 SECTION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of **June**, 2002

MDS INC.
(Registrant's name)

100 International Boulevard
Toronto, Ontario M9W 6J6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

Documents Included as Part of this Report

No.	Document
1.	**Press Release dated June 14, 2002**
2.	

Document 1

MDS
Science advancing health

News Release

MDS Confirms that Water Testing is Accurate

TORONTO, Ontario, June 14, 2002 - An internal review by MDS Inc (NYSE: MDZ; TSX: MDS), confirms that its water testing procedures are accurate. There is no evidence to suggest that the presence of E. coli has gone undetected or unreported in our water-testing laboratory.

Testing for E. coli is a critical component of water safety. We use a two-step process to identify E.coli. First we test for possible fecal contamination. A negative result indicates that the water is safe. An adverse result triggers an immediate report to the water operator, the Medical Officer of Health (MOH) and the Ministry of Environment and Energy (MOEE) and a second test is initiated to identify the possible presence of E. coli contamination. An adverse result is again reported to the operator, the MOH and the MOEE. We always test for E.coli whenever there is a possibility that it might be present.

In light of recent concerns, our senior Medical Officer undertook an internal review to confirm the quality and integrity of our water testing services.

We found:

- Our procedures meet the accreditation standards of the Standards Council of Canada.
- The quality and accuracy of our procedures are validated by proficiency tests conducted by the Canadian Association for Environmental Analytical Laboratories.
- Our tests are in full compliance with water testing standards.
- Our staff are professionals committed to the highest standard of quality and safety.

- more -

MDS Confirms that Water Testing is Accurate

In discussions with Ministry of Environment officials, we learned of their intent to implement a concurrent reporting process, as a way of identifying E. coli at an earlier point in the process. We are implementing this process.

We are co-operating fully with the on-going investigation being conducted by the MOEE.

Clarity of expectations and process is essential in order to prevent future concerns regarding the quality of water testing. Consequently, we recommend that all water-testing facilities be accredited, licensed and subject to regular inspection by the MOEE as recommended in the O'Connor (Walkerton) report issued May 23, 2002. We encourage the Government of Ontario to move quickly to implement these changes. MDS has been voluntarily accredited since 1995.

The core purpose of MDS is to make a distinctive contribution to the health and well being of people. We are proud of our reputation for integrity and commitment to excellence in all that we do. It is this commitment that we bring to protecting the safety of Ontario's drinking water everyday.

MDS Inc. (NYSE: MDZ; TSE: MDS) is an international health and life sciences company. The MDS focus is on using science to advance health. It does this by providing: laboratory testing, imaging agents for nuclear medicine testing, sterilization systems for medical and consumer products, research services to speed discovery and development of new drugs, therapy systems for planning and delivery of cancer treatment, analytical instruments to assist in the development of new drugs, and medical/surgical supplies. For more information on MDS Inc., visit www.mdsintl.com.

Media Contact:

Jennifer Bowman,
Vice President External Affairs,
MDS Laboratory Services
416-213-4182

Investor Contact

Sharon Mathers,
Vice-President Investor Relations,
MDS Inc.
416-675-6777 ext 2695

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: **June 17, 2002**

MDS INC.

By: /s/ Peter Brent
Peter Brent
Senior Vice President & General Counsel
and Corporate Secretary